UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

April 30, 2004

TDC A/S
(Exact name of registrant as specified in its charter)

16 KANNIKEGADE AARHUS C DENMARK
(Address of principal executive offices)

001-12998
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

   On April 30, 2004 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated April 30, 2004

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDC A/S (Registrant)
April 30, 2004 (Date)	/s/ OLE SOEBERG Ole Soeberg Senior Vice President, Investor Relations

TDC Changes Accounting Policies

Copenhagen, Denmark - TDC discontinues proportional consolidation and implements the new Danish accounting standard (RVL22) regarding revenue recognition. Historical figures have been adjusted accordingly and are shown in tables 1-7.

Discontinuation of proportional consolidation

TDC has decided to discontinue proportional consolidation of jointly controlled associated enterprises. In the future, TDC's jointly controlled associated enterprises will be reported using the equity method i.e. the Groups' share of results before taxes are included in net financial items as income from investments, the share of taxes are classified as such and the share of the enterprises' equity is included in investments and other assets in the balance sheets. Previously, with proportional consolidation, TDC's shares of each of the associated enterprises' accounting items were recognized on a line by line basis in the consolidated financial statements.

Net income and Shareholders' equity will not be impacted by this change in accounting policy.

Following the divestment of Belgacom in 1Q 2004, the changed policy enhances comparability of TDC's financial performance.

The jointly controlled associated enterprises comprise primarily Polkomtel and One as well as Belgacom until March 2004.

New Danish accounting standard regarding revenue recognition

With effect from January 1, 2004, the new Danish Accounting Standard 22, requires TDC to change accounting policy for revenue recognition.

The impact for TDC is primarily related to non-refundable up-front connection fees. Such fees and incremental direct costs will be deferred and amortized over the expected term of the related customer relationship in question. Until now the fees were recorded as revenue when the term of the related service contract started, and incremental direct costs were expensed as incurred.

The classification of income has also been changed. Income such as reminder fees and number portability are included in net revenues with effect from 2004. Previously, such income was included in other operating income.

Adjusted historical figures

Historical figures, in accordance with the new accounting policies, are included in the following financial statements comprising Statements of Income, Balance Sheets, Cash flow and Capital Expenditures. See tables 1 to 7.

Full-time employee figures have not been adjusted as TDC has not included pro rata consolidated enterprises in the earlier headcounts.

Table 1: Income Statements

Quarterly statements of income

DKKm	2002	1Q03	2Q03	3Q03	4Q03	2003

TDC Solutions	19,393	4,599	4,573	4,736	4,676	18,585
TDC Mobile International	13,688	3,130	3,262	3,419	3,363	13,175
- Domestic	5,304	1,243	1,495	1,503	1,372	5,613
- Bité	751	196	218	230	226	870
- Talkline	7,633	1,691	1,549	1,686	1,765	6,692
TDC Switzerland	8,932	2,302	2,266	2,428	2,474	9,471
TDC Directories	1,465	208	415	446	395	1,463
TDC Cable TV	1,335	370	375	384	394	1,524
Others[1]	(2,802)	(627)	(747)	(758)	(670)	(2,805)

Net revenues	42,011	9,982	10,144	10,655	10,632	41,413

TDC Solutions	5,774	1,369	1,357	1,445	1,543	5,714
TDC Mobile International	2,249	452	587	770	565	2,374
- Domestic	1,624	336	408	481	447	1,672
- Bité	132	46	51	59	32	189
- Talkline	493	70	128	230	86	513
TDC Switzerland	1,269	496	562	570	576	2,205
TDC Directories	378	(16)	111	220	98	413
TDC Cable TV	17	19	42	55	57	173
Others [1]	1,016	221	127	128	300	775

EBITDA	10,703	2,541	2,786	3,188	3,139	11,654

Depreciation, amortization and write-downs	(7,342)	(1,748)	(1,825)	(1,869)	(2,301)	(7,743)
- of which goodwill amortization	(1,226)	(328)	(385)	(379)	(403)	(1,494)

EBIT, excl. one-time items	3,361	793	961	1,319	838	3,911

One-time items	(1,133)	(55)	(919)	-	(745)	(1,719)

EBIT incl. one-time items	2,228	738	42	1,319	93	2,192

Net financials	3,562	246	474	296	174	1,190
- Financial expenses, net	(1,050)	(273)	(300)	(308)	(277)	(1,158)
- Income before income taxes from investments	1,925	434	508	422	405	1,769
- Fair value adjustments	2,687	85	266	182	46	579

Income before income taxes	5,790	984	516	1,615	267	3,382

Tax	(1,559)	(490)	(342)	(603)	(194)	(1,629)
- Income taxes related to Income excl one-time items and fair value adjustments	(1,775)	(496)	(514)	(623)	(483)	(2,116)
- Income taxes related to one-time items	238	8	257	-	280	545
- Income taxes related to fair value adjustments	(22)	(2)	(85)	20	9	(58)

Income before minority interests	4,231	494	174	1,012	73	1,753

Minority interests’ share of net income	227	(9)	1	-	-	(8)

- related to income excl. one-time items and fair value adjustments	191	(9)	1	-	-	(8)

-related to one-time items	36	-	-	-	-	-

Net income	4,458	485	175	1,012	73	1,745

Excluding one-time items and fair value adjustments[2]

EBIT	3,361	793	961	1,319	838	3,911

Net financials	305	154	218	101	145	618

Income before income taxes	3,666	947	1,179	1,420	983	4,529

Income taxes	(1,772)	(496)	(516)	(620)	(478)	(2,110)

Income before minority interests	1,894	451	663	800	505	2,419

Minority interests’ share of net income	191	(9)	1	-	-	(8)

Net income	2,085	442	664	800	505	2,411

1) Includes TDC Services, TDC A/S and eliminations
2) Excluding consolidated one-time items and fair value adjustments as specified, as well as excluding fair value adjustments in associated enterprises included in the caption income before income taxes from investments.

Table 2: Balance Sheets

TDC Group (DKKm)	2002	1Q03	2Q03	3Q03	2003

Assets
Intangible assets, net	23,161	30,117	28,735	28,078	27,585
Property, plant and equipment, net	27,093	26,724	26,134	25,724	25,631
Investments and other assets, net	9,983	10,149	10,417	9,924	8,688
Total fixed assets	60,237	66,990	65,286	63,726	61,904

Inventories	744	714	694	558	620
Total accounts receivables	19,272	19,963	18,449	19,083	19,533
- of which interest bearing receivables	0	0	0	178	148
Marketable securities	944	938	6	1,767	2,028
Cash	2,429	1,388	1,628	3,116	5,430
Total current assets	23,389	23,003	20,777	24,524	27,611

Total assets	83,626	89,993	86,063	88,250	89,515

Liabilities and shareholders' equity
Shareholders' equity	34,661	34,731	32,142	33,130	32,973

Minority interests	204	2	2	2	2
Provisions	5,217	5,324	5,750	5,719	6,108

Long-term debt	27,025	33,854	34,475	34,921	32,974

Current maturities of long term debt	932	1,307	962	539	2,781
Short term bank loans	1,236	167	303	330	533
Trade accounts payable	6,098	5,624	5,413	5,445	5,587
Other	8,253	8,984	7,016	8,164	8,557

Total short-term debt	16,519	16,082	13,694	14,478	17,458

Total debt	43,544	49,936	48,169	49,399	50,432

Total liabilities	48,965	55,262	53,921	55,120	56,542

Total liabilities and shareholders' equity	83,626	89,993	86,063	88,250	89,515

Net interest-bearing debt	25,820	33,002	34,106	30,729	28,682

Table 3: Cash Flow

Statements of Cash Flow

TDC Group (DKKm)	2002	1Q03	2Q03	3Q03	4Q03	2003

EBITDA	10,703	2,541	2,786	3,188	3,139	11,654
Interest paid	(712)	(117)	(796)	(94)	183	(824)
Tax paid	(612)	(355)	(17)	(7)	(165)	(544)
Change in working capital	1,451	316	(204)	362	51	525
Other	(880)	(260)	52	328	(209)	(89)

Cash flow from operating activities	9,950	2,125	1,821	3,777	2,999	10,722

Capex excl. share acquisitions	(6,341)	(1,126)	(1,184)	(1,118)	(2,077)	(5,505)
Share acquisitions	(1,100)	(7,888)	(132)	(39)	(26)	(8,085)
Change in trade accounts payable, capex	3	(83)	(42)	(58)	669	486
Loans given to associated enterprises, net	(252)	(21)	(12)	(12)	39	(6)
Divestment of assets	5,063	(58)	101	687	372	1,102
Dividends received from assosiated enterprises	1,373	1	422	0	0	423

Cash flow from investing activities	(1,254)	(9,175)	(847)	(540)	(1,023)	(11,585)

Change in interest-bearing debt	(5,209)	6,135	412	50	497	7,094
Consolidation of acquired companies	(6)	0	0	0	0	0
Currency translation adjustments	803	121	384	(112)	284	677
Dividend paid	(2,363)	0	(2,453)	0	0	(2,453)
Other	16	(256)	(8)	63	(174)	(375)

Cash flow from financing activities	(6,759)	6,000	(1,665)	1	607	4,943

Increase/(decrease) in cash and cash equivalents	1,937	(1,050)	(691)	3,238	2,583	4,080

Cash and cash equivalents, end of period	3,373	2,326	1,634	4,883	7,458	7,458

Table 4: Capital Expenditures, excluding share acquisitions

	2002	1Q03	2Q03	3Q03	4Q03	2003

DKKm

TDC Solutions	3,510	568	545	536	770	2,419
TDC Mobile International	998	204	176	198	356	934
- Domestic operations	702	168	119	140	242	669
- Talkline	60	4	7	8	42	61
- Bité	236	32	50	50	72	204
TDC Switzerland	1,557	249	353	295	778	1,675
TDC Directories	29	4	10	4	17	35
TDC Cable TV	248	70	64	54	88	276
Others [1]	(1)	31	36	31	68	166

Capex	6,341	1,126	1,184	1,118	2,077	5,505

[1] Includes TDC Services, TDC A/S and eliminations

Table 5: Number of Customers

Customers

Customers ('000) (end of period)
	2002	1Q03	2Q03	3Q03	2003

Domestic, retail and wholesale:
Landline customers	3,076	3,049	3,029	3,007	2,981
Mobile customers	1,975	2,076	2,258	2,409	2,471
Internet	834	907	926	969	1,014
- of which ADSL	253	302	332	366	405
- of which Cable-modem customers	62	73	82	94	117
Cable-TV customers	885	890	902	907	924

Domestic customers, total	6,770	6,922	7,115	7,291	7,390

International:
Landline customers	673	842	834	826	844
- Switzerland	671	841	833	825	824
- Others	2	1	1	1	20
Mobile customers	3,090	3,419	3,499	3,602	3,880
- Switzerland	893	1,170	1,189	1,210	1,260
- Talkline	1,713	1,777	1,830	1,906	2,091
- Bité	484	472	479	486	529
Internet customers	451	577	533	670	682
- Switzerland	432	557	530	527	526
- Others	19	20	3	143	156

International customers, total	4,214	4,838	4,866	5,099	5,406

Group customers, total	10,984	11,760	11,981	12,390	12,796

Table 6: 1Q 2003 - impact from changes

DKKm	1Q 2003, previously	Impact	1Q 2003, new

Net revenues	12,178	(2,196)	9,982
Changed consolidation method		(2,249)
Revenue Recognition (RVL22)		53

EBITDA	3,442	(901)	2,541
Changed consolidation method		(878)
Revenue Recognition (RVL22)		(23)

Net income[1]	461	(19)	442
Changed consolidation method		0
Revenue Recognition (RVL22)		(19)

Net income	504	(19)	485
Changed consolidation method		0
Revenue Recognition (RVL22)		(19)

Net interesting bearing debt	32,630	372	33,002

1) Net income excluding one-time items and fair value adjustments.

Table 7: Full year 2003 - impact from changes

DKKm	Full year 2003, previously	Impact	Full year 2003, new

Net revenues	50,263	(8,850)	41,413
Changed consolidation method		(9,094)
Revenue Recognition (RVL22)		244

EBITDA	15,287	(3,633)	11,654
Changed consolidation method		(3,563)
Revenue Recognition (RVL22)		(70)

Net income[1]	2,466	(55)	2,411
Changed consolidation method		0
Revenue Recognition (RVL22)		(55)

Net income	1,800	(55)	1,745
Changed consolidation method		0
Revenue Recognition (RVL22)		(55)

Net interest bearing debt	28,697	(15)	28,682

1) Net income excluding one-time items and fair value adjustments.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094